POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)

Interim Consolidated Financial Statements
For the Nine Months Ended
September 30, 2007

NOTICE OF READER

NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying interim consolidated financial statements of Poly-Pacific International Inc. consisting of the interim consolidated balance sheet as at September 30, 2007 and the interim consolidated statements of operations and changes in shareholders’ equity for the interim period ended September 30, 2007 are the responsibility of the Company’s management.

The interim consolidated financial statements have been prepared by management and the Company's independent auditors, Collins Barrow Edmonton LLP, have not performed a review of these interim consolidated financial statements.

“Signed”
“Randy Hayward”

Randy Hayward
President

November 29, 2007

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Balance Sheet
September 30, 2007

		September 30,		December 31,
		2007		2006

ASSETS
Current Assets
Cash		$755,230	$	---
Accounts receivable		51,977		108,763
Subscriptions receivable		215,000		13,746
Inventories		30,000		276,639
Current assets of discontinued operations (Note 8)		10,338		10,338

		1,062,545		409,486

Deposit		25,228		29,400
Property and equipment (Note 3)		793,458		874,951

		$1,881,231		$1,313,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$	---		$2,144
Accounts payable and accrued liabilities		562,015		792,001
Bank loan (Note 4)		538,000		584,941
Current portion of long-term debt (Note 4)		113,000		154,281
Debentures payable		102,000		102,000
Convertible debentures (Note 5)		300,000		---
Current liabilities of discontinued operations (Note 8)		129,822		129,822

		1,744,837		1,765,189
Non-controlling interest of variable
interest entity (Note 6)		---		280,589

		1,744,837		2,045,778

Going concern (Note 1)
Contingencies (Note 10)
Subsequent Events (Notes 11)

SHAREHOLDERS' EQUITY
Share capital (Note 6)		5,239,638		2,467,602
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
September 30, 2007 - 55,403,422
December 31, 2006 - 25,237,740
Additional paid in capital		1,440,494		778,796
Accumulated deficit		(6,596,933)		(4,031,534)
Accumulated other comprehensive income		53,195		53,195

		136,394		(731,941)

		$1,881,231		$1,313,837

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board:

Signed:	Signed:
“Randy Hayward”	“Ricky Oravec”
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Operations
For the Three and Nine Months Ended September 30, 2007

	January 1 to	January 1 to		July 1 to	July 1 to
September 30,		September 30,		September 30,	September 30,
	2007	2006		2007	2006

Revenue
Sales	$311,830	$1,193,733	$	---	$297,831
Direct costs	458,733	735,991		220,343	377,292

Gross profit	(146,903)	457,742		(220,343)	(79,461)

Expenses
General and administrative	922,728	627,548		209,655	224,984
Stock based compensation	661,698	---		215,726	---
Occupancy costs	224,778	211,070		67,794	67,196
Professional fees	392,590	190,993		144,819	86,715
Amortization of property, plant
and equipment	81,493	107,165		26,820	34,802
Management fees	---	48,300		---	2,400
Foreign currency exchange loss (gain)	(64,542)	(142,703)		(31,522)	(58,126)
Regulatory costs	96,571	22,598		29,441	(9,293)

	2,315,316	1,064,971		662,733	348,678
Operating loss from continuing
operations	(2,462,219)	(607,229)		(883,076)	(428,139)

Interest income	---	(36)		---	---
Interest expense	103,180	58,786		12,344	26,673

Operating loss from continuing
operations before income taxes	(2,565,399)	(666,015)		(895,420)	(454,812)

Income taxes –current	---	---		---	---

Loss from continuing operations	(2,565,399)	(666,015)		(895,420)	(454,812)

Income (loss) from discontinued
operations	---	(186,723)		---	(52,982)

Net loss for the year	$(2,565,399)	$(852,738)		$(895,420)	$(507,794)

Net income (loss) per
common share (Note 7)	$(0.06)	$(0.04)		$(0.02)	$(0.03)

Diluted net income (loss)
per common share(Note 7)	$(0.06)	$(0.04)		$(0.02)	$(0.02)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Shareholders' Equity
For the Nine Months Ended September 30, 2007

	Share Capital
							Accumulated
					Additional		Other
	Number		Number of		Paid in	Accumulated	Comprehensive	Comprehensive Shareholders’
	of Shares	Amount	Warrants	Amount	Capital	Deficit	Income	Loss	Equity (Deficit)

Balance at
December 31, 2006	25,237,740	$2,467,602	5,595,284 $	174,180	$778,796	$(4,031,534)	$53,195	$-	$(731,941)

Issuance of common	24,975,334	1,376,562	13,803,130	702,259	-	-	-	-	2,078,821
shares

Exercise of Warrants
and Stock options	5,190,348	519,035	(2,342,991)	-					519,035

Stock-based
Compensation		-	-	-	661,698	-	-	-	661,698

Loss for the period		-	-	-	-	(2,565,399)	-	-	(2,565,399)

Comprehensive loss	-	-	-	-	-	-	-	(2,565,399)	-

Balance at
September 30, 2007	55,403,422	4,363,199	17,055,423	876,439	1,440,494	(6,596,933)	53,195	-	(37,786)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2007

	January 1 to	January 1 to	April 1 to	April 1 to
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Cash provided by (used in):

Operating Activities
Net loss	$(2,565,399)	$(852,702)	$(895,720)	$(507,794)
Items not requiring cash:
Amortization of property,
plant and equipment	81,493	119,241	26,820	38,827
Stock-based compensation	661,698		215,726	---
Net change in non-cash working
capital	(123,643)	247,304	(59,471)	461,397

Funds used in continuing operations	(1,945,851)	(486,157)	(712,645)	(7,570)

Funds provided by (used in)
discontinued operations	---		---

Cash used in operating activities	(1,945,851)	134,161	(712,644)	(7,570)

Financing Activities
Bank indebtedness	(2,144)	---	---	(38,689)
Repayment of long-term debt	(41,281)	(46,460)	(7,390)	(7,336)
Advances (repayment) of bank loans	(46,941)	38,780	(35,185)	(450)
Advances from affiliated company	---	95,000	---	95,000
Repayment of debenture	---	---	---	---
Advances on convertible debentures	300,000	---	300,000
Non-controlling interest	(280,589)	---	---	---
Issuance of common shares	2,772,036	458,171	1,028,489	---
Funds provided by (used in)
discontinued operations (Note 8)	---	---	---	---

	2,701,081	545,491	1,285,914	48,525

Investing Activities
Purchase of property and equipment	---	(79,175)	---	550
Funds provided by (used in)
discontinued operations (Note 8)	---	---	---	---

	---	(79,175)	---	550

Increase (decrease) in cash	755,230	(19,841)	573,269	41,505

Cash, beginning of period	---	61,346	181,961	---

Cash, end of period	$755,230	$41,505	$755,230	$41,505

Supplemental cash flow information (Note 9)

The accompanying notes to the consolidated financial statements are an integral part of the statements

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

1.	Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

Going Concern
These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $1,970,479 for the year ended December 31, 2006, and $2,565,399 for the nine months period ending September 30, 2007, with a total accumulated deficit of $6,596,933. There is substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations. The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2006.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Polyran”) a variable interest entity in which the Company is the primary beneficiary, whose all issued and outstanding shares were purchased on September 20, 2007, as detailed in Note 6. As discussed in Note 8, at December 31, 2006, Everwood was classified as a discontinued operation. All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

3.	Property, Plant and Equipment

September 30, 2007				December
				31, 2006
		Accumulated
	Cost	Amortization	Net	Net

Automotive	$29,508	$(19,257)	$10,251	$11,298
Computer equipment	83,406	(14,771)	16,487	17,240
Leasehold improvements	17,086	(4,710)	12,376	12,681
Office equipment	105,879	(38,977)	38,687	44,116
Plant equipment	1,615,828	(900171)	715,658	789,616

	$1,851,707	$(977,886)	$793,458	$874,951

4.	(a) Bank Loan

	2007	2006
Bank loan bears interest at a rate of U.S. prime
plus 1%, interest only payments, matured on
May 26, 2007 but did renew or extend
this loan after this date. The bank loan was secured
by a general security agreement. The approved
credit was to a maximum of $500,000 USD.	$538,000	$584,941

(b) Long-Term Debt

		2007		2006
Equipment loan, repayable in monthly
Instalments of $5,461, including principal
and interest at prime plus 1%, and was
secured by equipment with a carrying
amount of $715,658.		$113,000		$154,281

Less current portion		113,000		154,281

	$	---	$	---

The loan agreement for the bank loan and long term debt (equipment loan) specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels. As at September 30, 2007, the Company was not in compliance with these requirements. Consequently, the bank has not renewed and has demanded both of the bank loan and long term debt (equipment loan) back and thus they have been classified as current liabilities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

5.	Convertible Debenture

The Debentures will mature and be due and payable on the date that is six months from the closing date. The principal amount of the Debentures will be convertible into units of the Company (the "Debenture Units") at the conversion price of $0.255 per Debenture Unit, each Debenture Unit consisting of one common share of the Company and one common share purchase warrant (the "Debenture Warrants"), with each Debenture Warrant entitling the holder thereof to purchase one common share for a price of $0.255 per share until two years from the closing date. The principal amount of the Debentures will bear interest at the rate of 15% per annum, calculated and paid on the maturity date. The Debentures and any securities issued upon the conversion of the Debentures will be subject to a four month hold period, which expires on January 19, 2008.

6.	Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

First private placement:
On February 6, 2007, the Company issued 6,000,000 units at a price of $0.05 per Unit for net proceeds of $291,891 (“First private placement”). Each Unit is comprised of one common share and one Common Share purchase warrant. Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing. All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

For the share purchase warrants issued pursuant to the First private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($157,914) and warrants ($133,977) issued. The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions: annualized volatility- 186%, risk-free interest- 4.15%, and a dividend rate of nil.

Second private placement:
On May 25, 2007, the Company completed a non-brokered offering of 3,000,000 units at a price of $0.10 per Unit for net proceeds of $293,500 by way of a private placement (“Second private placement”). Each Unit comprises of one common share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing. All Common Shares issued under the Second private placement and common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on September 25, 2007.

For the share purchase warrants issued pursuant to the Second private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($94,517) and warrants ($198,983) issued. The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions: annualized volatility- 196%, risk-free interest 4.20%, and a dividend rate of nil.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

6.	Share Capital (continued)

Third private placement:
On August 2, the Company completed a non-brokered private placement (“Third private placement”) consisting of 4,803,130 units (“Units”) at a subscription price of $0.18 per Unit. Each Unit consists of one common share and one common share purchase warrant (a “Warrant”). The Warrants are exercisable at a price of $0.30 per common share during the first year following the date of closing and at $0.40 per common share during the subsequent year, for net proceeds of $805,231. All Common Shares issued under the Third private placement and common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on November 20, 2007 for the first tranche of 3,352,853 units and on December 2, 2007 for the second tranche.

For the share purchase warrants issued pursuant to the Third private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($435,932) and warrants ($369,299) issued. The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions: annualized volatility- 217%, risk-free interest 4.50%, and a dividend rate of nil.

On March 6, 2007, the Company received acceptance by the TSX Venture Exchange with respect to a debt settlement transaction of an aggregate of 3,172,208 common shares of the Company (the “Common Shares”) ranging in price from $0.05 to $0.10 per Common Share for total debt of $171,438. The Common Shares are subject to a restricted period and can not be traded for a four (4) month period expiring on July 7, 2007.

On June 20, 2007, the Company purchased all of the issued and outstanding shares of Polyran Reclamation Inc, previously accounted as variable interest entity, (“Polyran”) pursuant to an exempt take over bid. In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange.

Summary of Common Shares Issued and Outstanding:

Balance, December 31, 2006	25,237,740

Issuance of Private Placements
detailed above	13,803,130

Exercise of warrants	3,070,848

Exercise of Stock Options	2,119,500

Acquisition of Polyran	7,999,996

Settlement of outstanding debt	3,172,208

Balance, September 30, 2007	55,403,422

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

6.	Share Capital (continued)

Stock-Based Compensation Plan

a)	Summary of the stock option transactions are as follows:

	Number of	Weighted Average
	Options	Exercise Price

Balance at December 31, 2006	2,580,700	0.10

Granted at $0.10	2,100,000	0.10

Granted at $0.18	1,400,000	0.18

Granted at $0.325	2,500,000	0.325

Conversion to common shares	(2,199,500)	0.10

Cancelled	(467,200)	0.10

Balance at September 30, 2007	5,994,000	$0.21

During the nine months ended September 30, 2007, the Company granted stock options as follow:

i)	The Company granted 1,200,000 stock options to an officer of the Company and consultants on January 11, 2007, exercisable at $0.10. The stock options to consultants expire on January 11, 2009, and the stock options to an officer of the Company expire on January 11, 2012. 1,000,000 stock options vest in 30 days and 200,000 to one consultant vest on the basis of 25% immediately upon grant, 25% in six months, 25% in twelve months, and the remaining 25% in eighteen months.

ii)	The Company granted 1,400,000 stock options to various consultants to the Company on February 1, 2007, exercisable at $0.18, which expires on February 1, 2009, exercisable at $0.10. These options vest in 30 days.

iii)	The Company granted 800,000 stock options to directors and officer of the Company and 100,000 stock options to a consultant, on March 12, 2007, exercisable at $0.10, which expires on March 12, 2009, exercisable at $0.10. These options vest in 30 days

iv)	On July 24, 2007, the Company granted 2,500,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company. The options will have an exercise price of $0.325, with vesting over an eighteen-month period and a five year term to expiry.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

6.	Share Capital (continued)

b)	The following table summarizes information about stock options outstanding at September 30, 2007:

2006

Options Outstanding			Options Exercisable

		Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

234,000	$0.10	1.5	234,000	$0.10
800,000	0.10	1.5	800,000	0.10
1,400,000	0.18	1.3	1,400.000	0.18
960,000	0.10	1.4	960,000	0.10
100,000	0.10	1.6	100,000	0.10
2,500,000	0.325	4.6	1,400.000	0.18

For the nine months ended September 30, 2007, the Company recognized $ 661,698 (2006 - $nil) in stock-based compensation expense. This balance includes $67,487, unrecognized stock based compensation expense for stock options issued in December 2006. In addition, at September 30, 2007, the Company has $651,854 of unrecognized stock based compensation expense for the non-vested stock options.

For the stock options granted on July 24, 2007, the fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions: interest rate - 4.50%, average expected volatility- 217%, with an expected life of the options.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

7.	Net Loss per Common Share

Loss per share for the nine months ended September 30, 2007, was calculated as follows:

	2007	2006
Numerator:
Net loss from continuing operations	$(2,565,399)	$(666,015)
Net loss from discontinued operations	---	(186,723)
Net loss	$(2,565,399)	$(852,738)
Denominator:
Basic and diluted weighted average
common shares outstanding	42,135,203	20,208,003

Loss per common share:
	2007	2006

Continuing operations	$(0.06)	$(0.03)
Discontinued operations	---	(0.01)
Total	$(0.06)	$(0.04)

Diluted net loss per common share is calculated using the treasury stock method. The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the third quarter ended September 30, 2007 and 2006 and were excluded from the calculation of diluted net loss per common share.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

8.	Discontinued Operations

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to manage costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.

Summary of Discontinued Operations are as follow:

	January 1 –	January 1-
	September 30,	September 30,
	2007	2006
Revenues	---	8,243
Cost of Sales	---	35,105
Expenses	---	147,785

Net loss	---	(186,723)

Summarized Balance Sheets of the Discontinued Operation are as follow:

	September 30,	December 31,
	2007	2006
Current Assets	10,338	10,338
Equipment	---	---
Current Liabilities	129,822	129,822

Summarized Statement of Cash flows:

		January 1 –	January 1 -
		September 30,	September 30,
		2007	2006

Operating Activities
Net income (loss)	$	---	$(186,723)
Add back for items not involving cash		---	12,076
Net change in non-cash working capital		---	18,538

Cash provided by (used in) operating activities		---	(156,109)

Cash provided by (used in)
discontinued operations	$	---	$(156,109)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

9.	Supplemental Cash Flow Information

	January 1 to	January 1 to
	September 30,	September 30,
	2007	2006

Interest paid	$103,180	$58,786

10.	Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant. In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company. As at the date of these consolidated financial statements, outstanding claims against the Company are estimated to $228,871, without any interest or penalty, if applicable; however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554. This amount has been included in accounts payable and accrued liabilities of the discontinued operations.

The Company has a letter of credit for $300,000 which was required as part of the access agreement with City of Kingston to access the McAdoo's Lane Landfill Site for the purpose of assessing the feasibility of extracting Fibre from the property.

11.	Subsequent Events

On November 1, 2007, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc., in Ontario, California. The California subsidiary had not been profitable for the previous two years. The closure of this plant will reduce the Company's monthly overhead by $80,000 per month and allow the Company to focus on targeted engineered resin reclamation landfill sites.

On November 1, 2007, the Company also to announced that it intends to proceed with a non-brokered private placement offering of up to 5,714,285 units ("Units") at a subscription price of $0.105 per Unit for gross proceeds of up to $600,000. Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share for a price of $0.14 for a period of twenty four months from closing.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

11.	Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at September 30, 2007, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan balances to be received and paid in foreign currency are subject to foreign exchange risk.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

		September 30,		December 31,
		2007		2006

Additional Paid In Capital
Balance under U.S. GAAP		$1,440,494		$778,796
Adjustment for stock compensation
for employees (a)		(58,396)		(58,396)

Balance under Canadian GAAP		$1,382,098		$720,400

Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195
Translation adjustments (b)		(53,195)		(53,195)

Balance under Canadian GAAP	$	---	$	---

Deficit
Balance under U.S. GAAP		$(6,596,933)		$(4,031,534)
Translation adjustment (b)		53,195		53,195
Cumulative adjustment of prior
year's differences		58,397		58,396

Balance under Canadian GAAP		$(6,485,341)		$(3,919,943)

		January to		January 1 to
		September 30,		September 30,
		2007		2006

Effect on consolidated statement of operations
Net loss under U.S. GAAP		$(2,565,399)		$(852,738)

Net loss under Canadian GAAP		$(2,565,399)		$(852,738)

Basic loss per share - Canadian GAAP		$(0.06)		$(0.04)

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2007

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles
(Continued)

a) Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

b) Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.

13.	Comparative figures

Comparative figures have been restated to conform with the statement presentation adopted for the current period.